Exhibit 99.1

Polyrizon Engages Leading Branding Firm for Strategic Brand Development

Raanana, Israel, April 02, 2025 (GLOBE NEWSWIRE) – Polyrizon Ltd. (Nasdaq: PLRZ), a biotech company specializing in innovative intranasal hydrogels, today announced that it has entered into an agreement with a globally recognized branding and trademark consultancy firm, renowned for working with leading pharmaceutical and medical device companies worldwide.

Under this collaboration, the firm will develop a strategic brand name and identity for Polyrizon’s proprietary Capture and Contain™ (C&C) hydrogel technology, an innovative intranasal spray formulation designed to create a protective biological barrier against allergens and viruses. This initiative marks a crucial step forward in Polyrizon’s pathway to commercialize its technology and effectively communicate its unique benefits to the market.

The scope of the engagement will encompass comprehensive trademark screening and linguistic evaluations across the U.S. and European markets, ensuring optimal brand viability and compliance with global regulatory requirements.

Polyrizon anticipates completing the brand development process in alignment with its ongoing clinical and regulatory milestones.

About Polyrizon Ltd.

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its pathway to commercialize its technology and effectively communicate its unique benefits to the market and its anticipation of completing the brand development process in alignment with its ongoing clinical and regulatory milestones. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contact: IR@polyrizon-biotech.com